BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

People’s Republic of China

August 18, 2023

VIA EDGAR

Mr. Jimmy McNamara

Mr. Christopher Dunham

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baidu, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on March 22, 2023 (File No. 001-51469)

Dear Mr. McNamara and Mr. Dunham,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 4, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on March 22, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 222

1.

We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Paragraphs (a) and (b)(3) of Item 16I

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 18, 2023

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Company’s register of members and the Schedules 13G and the amendments thereto (together, the “Beneficial Ownership Reports”) filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because the major shareholders are legally obligated to report their beneficial ownership on Schedule 13G with the Commission.

Based on the examination of the Company’s register of members as well as the Beneficial Ownership Reports, other than Handsome Reward Limited and BlackRock, Inc., no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of January 31, 2023.

•

Based on the review of the Beneficial Ownership Reports, Handsome Reward Limited is a private company incorporated in the British Virgin Islands wholly owned and controlled by Mr. Robin Yanhong Li, Chairman and Chief Executive Officer of the Company; it is not owned or controlled by a governmental entity in China.

•

BlackRock, Inc. is a Delaware corporation listed on the NYSE. Based on the review of BlackRock, Inc.’s public filings, including the Beneficial Ownership Reports, and to the Company’s knowledge, it is not owned or controlled by a governmental entity in China.

In addition, based on the Company’s register of members as of January 31, 2023, its shareholders on record included: (i) The Bank of New York Mellon, (ii) HKSCC Nominees Limited, (iii) Handsome Reward Limited, and (iv) certain institutional and individual investors which collectively held less than 5% of the Company’s total outstanding shares as of January 31, 2023 (the “Other Shareholders”).

The Bank of New York Mellon is the nominee for the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. HKSCC Nominees Limited is a wholly-owned subsidiary of the Hong Kong Exchanges and Clearing Limited and acts as a nominee on behalf of other corporate or individual shareholders to hold the class A ordinary shares of the Company listed on the Hong Kong Stock Exchange. Given the Company’s large shareholder base across the United States and Hong Kong markets and the active trading volume of the Company’s ADSs and class A ordinary shares, it would present an undue hardship for the Company to verify the background of each holder of the Company’s ADSs and class A ordinary shares listed on these markets, and the Company could only rely on the Beneficial Ownership Reports filed by the beneficial owners of 5% or more of the Company’s shares to identify the Company’s principal shareholders. Based on these public filings, none of the holders who owns 5% or more of the Company’s shares, including Handsome Reward Limited and BlackRock, Inc., is owned or controlled by a governmental entity in China, as described above. Additionally, based on the examination of publicly available information of the Other Shareholders, and to the extent applicable, the Company’s communication with the Other Shareholders, none of them is known to the Company to be owned or controlled by a governmental entity in China.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 18, 2023

Further, as disclosed in the 2022 Form 20-F, Mr. Robin Yanhong Li (by himself and through Handsome Reward Limited) held over a majority of the Company’s aggregate voting power as of January 31, 2023. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity in China and that no governmental entities in China have a controlling financial interest in the Company.

In addition, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIEs. The Company has the power to direct the activities that most significantly affect the economic performance of the VIEs and receives the economic benefits of and absorbs losses that potentially could be significant to the VIEs. In addition, the ultimate beneficial owners of the VIEs are all natural persons. As a result, the VIEs are not owned or controlled by a governmental entity in China, and no governmental entity in China has a controlling financial interest in the VIEs.

Paragraph (b)(2) of Item 16I

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, as explained above, the Company has a large shareholder base across the United States and Hong Kong markets and it would present an undue hardship for the Company to verify the background of holders of the Company’s ADSs and class A ordinary shares. Therefore, the Company could only rely on the Beneficial Ownership Reports filed by the beneficial owners of 5% or more of the Company’s shares to identify the Company’s large shareholders. Based on these public filings, none of the holders who owns 5% or more of the Company’s shares is a governmental entity in the Cayman Islands or owned or controlled by a governmental entity in the Cayman Islands. In addition, the Company has also examined the public information pertaining to the Other Shareholders. Based on publicly available information, and to the extent applicable, the Company’s communication with the Other Shareholders, none of them is known to the Company to be a governmental entity in the Cayman Islands or owned or controlled by a governmental entity in the Cayman Islands. Therefore, to the Company’s knowledge, no governmental entities in the Cayman Islands owns any share of the Company.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.

We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “Baidu, Inc. or the VIEs.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•

With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 18, 2023

The Company respectfully submits that the jurisdictions in which the Company’s principal consolidated foreign operating entities are incorporated include China (including Hong Kong SAR), the Cayman Islands and the British Virgin Islands. Except for (i) the VIE and its subsidiaries and (ii) iQIYI, Inc., a Cayman Islands entity listed on Nasdaq in which the Company holds a majority of equity interest, the Company holds 100% equity interests in all other principal consolidated foreign operating subsidiaries.

The Company is the primary beneficiary of the VIEs, as disclosed in the 2022 Form 20-F, and all subsidiaries of the VIEs are wholly owned by the VIEs, as applicable. In addition, the ultimate beneficial owners of the VIEs are all natural persons. Therefore, no governmental entity in China own shares of the VIEs.

The Company holds a majority of its equity interest in iQIYI, Inc., a Cayman Islands entity listed on Nasdaq. Based on the examination of the Schedules 13G, Schedules 13D and the amendments thereto with respect to iQIYI, Inc., as well as iQIYI, Inc.’s annual report on Form 20-F for the year ended December 31, 2022, other than the Company, PAG and Best Ventures Limited, no shareholder beneficially owned 5% or more of iQIYI, Inc.’s total outstanding ordinary shares as of February 28, 2023. Additionally, neither PAG nor Best Ventures Limited is owned or controlled by a governmental entity in China or the Cayman Islands based on the review of the public filings of these entities. Based on the foregoing and the supplemental submission pursuant to Item 16I(a) of Form 20-F made by iQIYI, Inc. in its current report on Form 6-K furnished with the Commission on March 22, 2023, the Company believes that iQIYI, Inc. is not owned or controlled by governmental entities in China or the Cayman Islands and that the governmental entities in China and the Cayman Islands do not own shares of iQIYI, Inc.

Based on the above information and to the Company’s knowledge, no governmental entities in China (including Hong Kong SAR), the Cayman Islands and the British Virgin Islands own shares of the Company and the Company’s consolidated foreign operating entities as of the date of the 2022 Form 20-F.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submit to the Staff that, based on the analysis in the response to Comment #1 and #2 set out above, no government entities in China have a controlling financial interest in the Company and the Company’s consolidated foreign operating entities.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 18, 2023

With respect to the required disclosure under paragraph (b)(5) of Item 16I, the Company confirms that none of the articles of the Company and of its consolidated foreign operating entities incorporated wording from charter of the Chinese Communist Party.

3.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Directors of Baidu, Inc.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for Form 20-F preparation and filing, the Company has required all of its directors to complete a questionnaire, which asks, among others, a question on whether the applicable director is an official of the Chinese Communist Party. Each director of Baidu, Inc. has confirmed that he is not an official of the Chinese Communist Party in their respective completed questionnaires. By signing such questionnaire, each director has certified the accuracy of his responses to the questionnaire, which the Company believes constitutes sufficient basis and support.

Directors of the Company’s Consolidated Foreign Operating Entities

The Company further respectfully submits that the directors of the Company’s consolidated foreign operating entities are either (i) Baidu, Inc.’s director, (ii) employee of the Company or its subsidiaries or the VIEs, or (iii) investor-designated director.

(i)	For directors of Baidu, Inc., their status as official of the Chinese Communist Party is confirmed based on the procedure and certifications described above.

(ii)

For directors that are employees of the Company or its subsidiaries or the VIEs, as part of their employment onboarding process, they are required to provide their background information, including any affiliation with the Chinese Communist Party, to the Company. These employee directors have also represented to the Company in their respective employment agreements that the information they provided to the Company during the employment onboarding process is true and accurate. In addition, it is the Company’s policy that employees have ongoing obligations to report any external commitment to the Company. To date, none of these directors has reported to the Company regarding their status as officials of the Chinese Communist Party. Based on information collected from these directors and their representations, the Company believes that none of them is an official of the Chinese Communist Party.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 18, 2023

(iii)

With respect to the investor-designated directors, to the Company’s knowledge based on an examination of publicly available information regarding these individuals and information provided by them as part of the Company’s diligence procedure during their onboarding process, the Company believes that none of these investor-designated directors is an official of the Chinese Communist Party.

As explained above, except for investor-designated directors, directors of Baidu, Inc. and directors of the Company’s consolidated foreign operating entities are required to confirm their affiliation with the Chinese Communist Party with the Company and to certify/represent on such information. As to the investor-designated directors, the Company has relied on publicly available information and information provided by these individuals. The Company believes it has reasonable and sufficient basis and support for its submission.

4.

With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company respectfully confirms that none of the articles of the Company and of its consolidated foreign operating entities, including the VIEs, incorporated wording from charter of the Chinese Communist Party.

*    *    *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 10 5992 8888 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Very truly yours,

/s/ Rong Luo
Rong Luo
Chief Financial Officer

cc:	Robin Yanhong Li, Chairman and Chief Executive Officer, Baidu, Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Franky Liu, Partner, Ernst & Young Hua Ming LLP